As filed with the Securities and Exchange Commission on March 20, 2017

Registration No. 333-215606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	3334	81-1789115
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

390 Park Avenue

New York, New York 10022-4608

(212) 518-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey D. Heeter

Executive Vice President, General Counsel and Secretary

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212-5858

(412) 315-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig B. Brod Sung K. Kang Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Andrew J. Pitts D. Scott Bennett Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-215606) (the “Registration Statement”) of Alcoa Corporation is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission on February 10, 2017, to include the information contained in the registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 that was filed with the Securities and Exchange Commission on March 15, 2017.

The information included in this filing updates the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 20, 2017

PROSPECTUS

Up to 12,958,767 Shares

Alcoa Corporation

Common Stock

The selling stockholder identified in this prospectus may offer, from time to time, up to 12,958,767 shares of our common stock. We are registering such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AA.” On March 17, 2017, the closing price of our common stock as reported on the NYSE was $34.97 per share.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 14 of this prospectus and on page 28 of our Annual Report on
Form 10-K for the fiscal year ended December 31, 2016 (our “Form 10-K”) incorporated by reference herein.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2017.

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About this Prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and the applicable prospectus supplement as well as the documents incorporated by reference in each of them and any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision.

We are responsible for the information contained or incorporated by reference in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of the document containing such information, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

Presentation of Information

Unless the context otherwise requires:

•	References in this prospectus to “Alcoa Corporation,” “we,” “us,” “our,” “our company,” “the company” and “the Company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries.

•	References in this prospectus to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation (as defined below).

•	References in this prospectus to the “Alcoa Corporation Business” refer to ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, as well as a Rolled Products business consisting of ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia.

•	References in this prospectus to “Arconic” refer to ParentCo after the completion of the separation and the distribution, following which ParentCo changed its name to “Arconic Inc.” and its business comprised the Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses.

•	References in this prospectus to the “Arconic Business” refer to ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, collectively.

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•	References in this prospectus to the “separation” refer to the separation of the Alcoa Corporation Business from ParentCo’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Alcoa Corporation, which holds the assets and liabilities associated with the Alcoa Corporation Business following the distribution.

•	References in this prospectus to the “distribution” refer to the distribution on November 1, 2016 of 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock to ParentCo stockholders as of the close of business on October 20, 2016, the record date for the distribution.

•	References in this prospectus to Alcoa Corporation’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Alcoa Corporation Business as the business was conducted as part of ParentCo prior to the completion of the separation.

•	References in this prospectus to the selling stockholder refer to Arconic Inc.

Trademarks and Trade Names

Alcoa Corporation owns or has rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Among the trademarks that Alcoa Corporation owns or has rights to use that appear in this prospectus are the name “Alcoa” and the Alcoa symbol for aluminum products. Solely for convenience, we only use the TM or ® symbols the first time any trademark or trade name is mentioned. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

Industry Information

Unless indicated otherwise, the information concerning our industry contained or incorporated by reference in this prospectus is based on Alcoa Corporation’s general knowledge of and expectations concerning the industry. Alcoa Corporation’s market position, market share and industry market size are based on estimates using Alcoa Corporation’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Alcoa Corporation has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, Alcoa Corporation believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, Alcoa Corporation’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section in this prospectus and in our Form 10-K, which is incorporated by reference in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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PROSPECTUS SUMMARY

The following is a summary of selected information discussed or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. To better understand our business and financial position, you should carefully review this entire prospectus and the documents incorporated by reference herein. Unless the context otherwise requires, references in this prospectus to “Alcoa Corporation,” “we,” “us,” “our,” “our company,” “the company” and “the Company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation, and references in this prospectus to “Arconic” refer to ParentCo after the completion of the separation and the distribution, following which ParentCo changed its name to “Arconic Inc.”

Unless the context otherwise requires, references in this prospectus to the historical assets, liabilities, products, businesses or activities of our businesses prior to the completion of the separation are generally intended to refer to the historical assets, liabilities, products, businesses or activities of ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia, as such operations were conducted as part of ParentCo prior to completion of the separation.

Our Company

Alcoa Corporation is a global industry leader in the production of bauxite, alumina and aluminum, with a strong portfolio of value-added cast and rolled products, as well as substantial energy assets. Alcoa Corporation is built on a foundation of strong values and operating excellence dating back nearly 130 years to the world-changing discovery that made aluminum an affordable and vital part of modern life. Since inventing the aluminum industry, and throughout our history, our talented Alcoans have followed on with breakthrough innovations and best practices that have led to efficiency, safety, sustainability, and stronger communities wherever we operate.

Alcoa Corporation’s operations encompass all major production processes in the primary aluminum industry value chain, which we believe provides Alcoa Corporation with a strong platform from which to serve our customers in each critical segment. Our portfolio is well-positioned to take advantage of the estimated, as of December 31, 2016, 4% growth in global aluminum demand in 2017 and to be globally cost competitive throughout all phases of the aluminum commodity price cycle.

Our Strengths

Alcoa Corporation’s significant competitive advantages distinguish us from our peers.

World-class aluminum assets. Alcoa Corporation has an industry-leading, cost-competitive portfolio, which in 2016 was comprised of the following six business segments—Bauxite, Alumina, Aluminum, Cast Products, Energy and Rolled Products. These assets include the largest bauxite mining portfolio in the world; a first quartile low cost, globally diverse alumina refining system; and a newly optimized aluminum smelting portfolio. With our innovative network of casthouses, we can customize the majority of our primary aluminum production to the precise specifications of our customers and we believe that our rolling mills provide us with a cost competitive and efficient platform to serve the North American packaging market. Our portfolio of energy assets provides third-party sales opportunities, and in some cases, has the operational flexibility to either support metal production or capture earnings through third-party power sales. In addition, the expertise within each business supports the next step in our value chain by providing optimized products and process knowledge.

Our fully integrated Saudi Arabian joint venture, formed in 2009 with the Saudi Arabian Mining Company (“Ma’aden”), showcases those synergies. Through our Ma’aden joint venture, we have developed the most efficient aluminum production complex within the worldwide Alcoa Corporation system. The complex includes a bauxite mine, an alumina refinery, an aluminum smelter and a rolling mill. The complex, which relies on low-cost and clean power generation, is an integral part of Alcoa Corporation’s strategy to lower its overall production cost base. By establishing a strong footprint in the growing Middle East region, Alcoa Corporation is also well-positioned to capitalize on growth and new market opportunities in the region. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and rolling mill; and Alcoa World Alumina and Chemicals (“AWAC”) (which is owned 60% by Alcoa Corporation) holds a 25.1% interest in the mine and refinery.

Customer relationships across the industry spectrum and around the world. As a well-established world leader in the production of bauxite, alumina and aluminum products, Alcoa Corporation has the scale, global reach and proximity to major markets to deliver our products to our customers and their supply chains all over the world. We believe Alcoa Corporation’s global network, broad product portfolio and extensive technical expertise position us to be the supplier of choice for a range of customers across the entire aluminum value chain. Our global reach also provides portfolio diversity that can enable us to benefit from local or regional economic cycles. Every Alcoa Corporation business segment operates in multiple countries.

Alcoa Corporation Global Footprint

Access to key strategic markets. As illustrated by our bauxite mining operations in the Brazilian Amazon rainforest, and our participation in the first fully integrated aluminum complex in Saudi Arabia, our ability to operate successfully and sustainably has allowed us to forge partnerships in new markets, enter markets more efficiently, gain local knowledge, develop local capacity and reduce risk. We believe that these attributes also make us a preferred strategic partner of our current host countries and of those looking to evaluate and build future opportunities in our industry.

Experienced management team with substantial industry expertise. Our management team has a strong track record of performance and execution. Roy C. Harvey, who previously served as President of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Chief Executive Officer. Mr. Harvey served more than 14 years in various capacities at ParentCo, including as ParentCo’s Executive Vice President of Human Resources and Environment, Health, Safety and Sustainability and Vice President of Investor Relations. In addition, William F. Oplinger, previously ParentCo’s Executive Vice President and Chief Financial Officer, is Alcoa Corporation’s Executive Vice President and Chief Financial Officer. Tómas Már Sigurdsson, the Chief Operating Officer of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Executive Vice President and Chief Operating Officer. Our senior management team collectively has more than 110 years of experience in the metals and mining, commodities and aluminum industries.

History of operational excellence and continuous productivity improvements. Alcoa Corporation’s dedication to operational excellence has enabled us to withstand unfavorable market conditions. In addition, our productivity program has allowed us to capture cost savings and, by focusing on continuously improving our manufacturing and procurement processes, we seek to produce ongoing cost benefits through the efficient use of raw materials, resources and other inputs. We believe that Alcoa Corporation is positioned to be resilient against market down-swings and to capitalize on the upswings throughout the market cycle.

Positioned for future market scenarios. Since 2010, we have reshaped our portfolio and implemented other changes to our business model in order to make Alcoa Corporation more resilient in times of market volatility. We believe these changes will continue to drive value-creation opportunities in the years ahead. Among other disciplined actions, we have:

•	closed, divested or curtailed 35% of total smelting operating capacity and 25% of total operating refining capacity, enabling us to become more cost competitive;

•	enhanced our portfolio through our 25.1% investment in the Alcoa Corporation-Ma’aden joint venture in Saudi Arabia, the lowest-cost integrated aluminum complex within the worldwide Alcoa Corporation system, which is now fully operational;

•	revolutionized the way we sell smelter-grade alumina by shifting our pricing model to an Alumina Price Index (API) or spot pricing, which reflects alumina supply and demand fundamentals;

•	grown our portfolio of value-added cast product offerings, and increased the percentage of value-added products we sell;

•	transitioned our non-rolling assets from a regional operating structure to separate business units and taken significant steps to position each business unit for greater efficiency, profitability and value-creation at each stage of the value chain; and

•	reduced costs in our Rolled Products operations, and intensified our focus on innovation and value-added products, including aluminum bottle and specialty coatings.

Through our actions, we have improved the position of our alumina refining system on the global alumina cost curve from the 30th percentile in 2010 to the 17th percentile as of December 31, 2016, 4 points better than our 2016 target of the 21st percentile. We have also improved 13 points on the global aluminum cost curve since 2010, to the 38th percentile as of December 31, 2016, achieving our 2016 target. In addition, as of that date we have maintained a strong first quartile 20th percentile position on the global bauxite cost curve.

The combined effect of these actions has been to enhance our business position in a recovering macroeconomic environment for bauxite, alumina, aluminum and aluminum products, which we believe will allow us to weather the market downturns today while preparing to capitalize on upswings in the future.

Dedication to environmental excellence and safety. We regularly review our strategy and performance with a view toward maximizing our efficient use of resources and our effective control of emissions, waste and land use, and to improve our environmental performance. For example, in order to lessen the impact of our mining activities, we have targeted minimum environmental footprints for each mine to achieve by 2020. Three of our mines that were active in 2016 achieved their minimum environmental footprint in 2015. Alcoa Corporation’s business lowered its carbon dioxide (CO2) intensity by almost 37% between 2005 and 2016, early achieving its target of a 30% reduction in CO2 intensity from a 2005 baseline by 2020. Alcoa Corporation is also committed to a world-class health and safety culture that has consistently delivered incident rates below industry averages. As part of ParentCo, the Alcoa Corporation Business improved its Days Away, Restricted, and Transfer (DART) rate—a measure of days away from work or job transfer due to injury or illnesses—by 68% between 2010 and 2016. Alcoa Corporation intends to continue to intensify our fatality prevention efforts and the safety and well-being of our employees will remain the top priority for Alcoa Corporation.

Our Strategies

As Alcoa Corporation, we intend to continue to be an industry leader in the production of bauxite, alumina, primary aluminum and aluminum cast and rolled products. We will remain focused on cost efficiency and profitability, while also seeking to develop operational and commercial innovations that will sharpen our competitive edge. Our management team has considerable experience in managing through tough market cycles, which we believe will enable us to profit through commodity down-swings. In upswings, we believe our low cost assets will be well positioned to deliver strong returns.

Alcoa Corporation will also remain focused on our core values. We will continue to hold ourselves to the highest standards of environmental and ethical practices, support our communities through Alcoa Foundation grants and employee volunteerism, and maintain transparency in our actions and ongoing dialogue with local stakeholders. We believe that this is essential to support our license to operate in the unique communities in which we do business, ensuring sustainability, and making us the partner of choice. Combined with our continued focus on operational excellence and rigorous management of our assets, we expect to create value for our stockholders and customers and attract and retain highly-qualified talent.

We intend to remain true to our heritage by focusing on the following core principles:

Solution-Oriented Customer Relationships and Programs. We aim to succeed by helping our customers innovate and win in their markets. We will work to provide new and improved products and technical expertise that support our customers’ innovation, which we believe will help to strengthen the demand and consumption of aluminum across the globe for all segments of the value chain. We intend to continue prudently investing in our technical resources to both drive our own efficiencies and to help our customers develop solutions to their challenges.

Establishment of a Strong, Operator-Focused Culture. We are proud of the over 128 year history of the Alcoa Corporation Business and the culture of innovation and operational excellence upon which we are built. We intend to build a culture for Alcoa Corporation that is true to this heritage and focuses our management, operational processes and decision-making on the critical success of our mines and facilities. To support this effort, we will work to have an overhead structure that is appropriately scaled for our business, and will use our deep industry and operational expertise to navigate an ever-changing and volatile industry.

Operational reliability and excellence. We are committed to the development, maintenance and use of our reliability excellence program, which is designed to optimize the operational availability and integrity of our assets, while driving lower costs. We will also continue to build on our “Center of Excellence (COE)” model, which leverages central research and development and technical expertise within each business to facilitate the transfer of best practices, while also providing rapid response to plant level disruptions.

Aggressive asset portfolio management. Alcoa Corporation will continue to review our portfolio of assets and opportunities to maximize value creation. Having delinked the aluminum value chain by restructuring our upstream businesses into standalone units (Bauxite, Alumina, Aluminum, Cast Products, Energy and Rolled Products), we believe we are well-positioned to pursue opportunities to reduce costs and grow revenue and margins across our portfolio. Examples of these opportunities include the growth of our third party bauxite sales, the ability, in some cases, to flex energy between aluminum production and power sales, the increase in our value-added cast products as a percentage of aluminum sales and the combination of the state-of-the-art rolling mill in Saudi Arabia and our Warrick rolling mill’s current products and customer relationships. We will also continue to monitor our assets relative to market conditions, industry trends and the position of those assets in their life cycle, and we will curtail, sell or close assets that do not meet our value-generation standards.

Efficient use of available capital. In seeking to allocate our capital efficiently, we expect that our near-term priorities will be to sustain valuable assets in the most cost-effective manner while de-levering our balance sheet by managing debt and long term liabilities. We intend to effectively deploy excess cash to maximize long-term stockholder value, with incremental growth opportunities and other value-creating uses of capital evaluated against return of capital to stockholders. We expect that return on capital (“ROC”) will be the primary metric we use to drive capital allocation decisions.

Disciplined Execution of High-Return Growth Projects. We expect to continue to look for and implement incremental growth projects that meet our rigorous ROC standards, while working to ensure that those projects are completed on time and within budget.

Continuous pursuit of improvements in productivity. A strong focus on productivity will remain a critical component of Alcoa Corporation’s continued success. We believe that our multi-phased approach, consisting of reliability excellence programs, strong procurement strategies across our businesses, and a continuous focus on technical efficiencies, will allow us to continue to drive productivity improvements.

Attracting and Retaining the Best Employees Globally. Our people-processes and career development programs are designed to attract and retain the best employees, whether it be as operators from the local communities in which we work, or senior management with experiences that can strengthen our ability to execute. We will strive to harness the collective creativity and diversity of thought of our workforce to drive better outcomes and to design, build and implement improvements to our processes and products.

Each of Alcoa Corporation’s six businesses provides a solid foundation upon which to grow.

Premier bauxite position. Alcoa Corporation is the world’s largest bauxite miner, with 45.0 million bone dry metric tons (bdmt) of production in 2016, enjoying a strong first-quartile cost curve position. We have access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years. We have ownership in seven active bauxite mines globally, four of which we operate, that are strategically located near key Atlantic and Pacific markets, including the Huntly mine in Australia, the second largest bauxite mine in the world. In addition to supplying bauxite to our own alumina refining system, we are seeking to grow our newly developed third-party bauxite sales business. In December 2016, Alcoa secured its first major third-party contract to supply bauxite from its Huntly mine. The Western Australia State Government has also granted approval for Alcoa to export up to 2.5 million metric tons per annum of bauxite for five years to third-party customers. In addition, we have secured multiple bauxite supply contracts valued at more than $600 million of revenue over

2016 and 2017. We intend to selectively grow our industry-leading assets, continue to build upon our solid operational strengths and develop new ore reserves. We intend to maintain our focus on mine reclamation and rehabilitation, which we believe not only benefits our current operations, but can facilitate access to new projects in diverse communities and ecosystems globally.

Attractive alumina portfolio. We are also the world’s largest alumina producer, with a highly competitive first-quartile cost curve position. Alcoa Corporation has nine refineries on five continents, including one of the world’s largest alumina production facilities, the Pinjarra refinery in Western Australia. In addition to supplying our aluminum smelters with high quality feedstock, we also have significant alumina sales to third parties, with more than half of 2016 production being sold externally. Our operations are strategically located for access to growing markets in Asia, the Middle East and Latin America. We are improving our alumina margins by continuing to shift the pricing of our third party smelter-grade alumina sales from the historical London Metal Exchange (“LME”) aluminum-based pricing to API pricing which better reflects alumina production cost and market fundamentals. In 2015, we grew the percentage of third-party smelter grade alumina shipments that were API or spot-priced to 75%, up from 68% in 2014 and up from 5% in 2010. In 2016, approximately 85% of our third-party alumina shipments were based on API or spot pricing. We expect a similar percentage of our third-party alumina shipments to be based on API or spot pricing in 2017 as in 2016. We have also steadily increased our system-wide capacity over the past decade through a combination of operational improvements and incremental capacity projects, effectively adding capacity equivalent to a new refinery. We intend to maintain our first quartile global cost position for Alcoa Corporation’s Alumina business while incrementally growing capacity and continuously striving for sustained operational excellence.

Smelting portfolio positioned to benefit as aluminum demand increases. As the world’s sixth largest aluminum producer in 2016, with a second-quartile cost curve portfolio, we believe that Alcoa Corporation is well positioned to benefit from robust growth in aluminum demand. We estimate record global aluminum demand in 2017 of 59.9 million metric tons. Global aluminum demand was expected to double between 2010 and 2020 and, through the first half of the decade, demand growth tracked ahead of the projection. We expect that our proximity to major markets—with over 50% of our capacity located in Canada, Iceland and Norway, close to the large North American and European markets—will give us a strategic advantage in capitalizing on growth in aluminum demand. In addition, our 25.1% ownership stake in the low-cost aluminum complex in Saudi Arabia, as well as our proven track record of taking actions to optimize our operations, makes us well-positioned to benefit from improved market conditions in the future. Furthermore, with approximately 68% of our smelter power needs contractually secured through 2022, we believe that Alcoa Corporation is well positioned to manage that important dimension of our cost base. Our Aluminum business intends to continue its pursuit of operating efficiencies and incremental capacity expansion projects. We intend to react quickly to market cycles to curtail unprofitable facilities, if necessary, but also maintain optionality to profit from higher metal price environments through the restart of idled capacity.

Global network of casthouses. Alcoa Corporation currently operates 15 casthouses providing value-added products to customers in growing markets. We also have three casthouses that are currently curtailed. In our Cast Products business, our aim is to partner with our customers to develop solutions that support their success by providing them with superior quality products, customer service and technical support. Our network of casthouses has enabled us to steadily grow our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. We intend to continue to improve the value of our installed capacity through productivity and technology gains, and will look for opportunities to add new capacity and develop new product lines in markets where we believe superior returns can be realized. Value-added products were 65% of total Cast Products shipments in 2016, compared to 67% in 2015, 65% in 2014, and 57% in 2010. Overall market demand for value-added products met our expectations in 2016, however the overall supply of value-added products in North America increased at a greater rate, causing the two percentage point decline from 2015 to 2016. Our value-added product portfolio has been profitable throughout the primary aluminum market cycle and, from 2010 to 2016, our casting business realized $1.6 billion in incremental margins through value-added sales when compared to selling unalloyed commodity grade ingot. We have also introduced EZCAST™, VERSACAST™, SUPRACAST™ and EVERCAST™ advanced alloys with improved thermal performance and corrosion resistance that have already been qualified with top-tier original equipment manufacturers. Additional trials are continuing.

Efficient and focused rolling mills. Alcoa Corporation has rolling operations in Warrick, Indiana, and Saudi Arabia which, together, serve the North American aluminum can sheet market. The Warrick Rolling Mill is focused on packaging, producing can body stock, can end and tab stock, bottle stock and food can stock, and industrial sheet and lithographic sheet. The Ma’aden Rolling Mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. Arconic rolling mills do not compete in this market. As the packaging market in North America has become highly commoditized, we believe that our experience in, and focus on, operational excellence and continuous productivity improvements will be key competitive advantages. We intend to lower costs through productivity improvements, improved capacity utilization and targeted capital deployment.

Substantial energy assets. Our Energy portfolio will continue to be focused on value creation by seeking to lower overall operational costs and maintaining flexibility to sell power or consume it internally. As of December 31, 2016, Alcoa Corporation has a valuable portfolio of energy assets with power production capacity of approximately 1,685 megawatts, of which approximately 61% is low-cost hydroelectric power. We believe that our energy assets provide us with operational flexibility to profit from market cyclicality. In continuously assessing the energy market environment, we strive to meet in-house energy requirements at the lowest possible cost and also sell power to external customers at attractive profit margins. With approximately 63% of Alcoa Corporation-generated power being sold externally in 2016, we achieved significant earnings from power sales globally. In addition, our team of Energy employees has considerable expertise in managing our external sourcing of energy for our operations, which has enabled us to achieve favorable commercial outcomes. For example, in 2015, we secured an attractive 12-year gas supply agreement (starting in 2020) to power our extensive alumina refinery operations in Western Australia.

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the separation, risks related to our common stock and risks related to our indebtedness. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page 14 of this prospectus, and in our Form 10-K, which is incorporated by reference in this prospectus, for a more thorough description of these and other risks.

Risks Related to Our Business

•	The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

•	We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

•	We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

•	Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

•

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

•	Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

•	Our indebtedness restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

•	Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

•	Our profitability could be adversely affected by increases in the cost of raw materials or by significant lag effects of decreases in commodity or LME-linked costs or by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts.

•	We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Risks Related to the Separation

•	We have only operated as an independent company since November 1, 2016, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company during the time periods presented and may not be a reliable indicator of our future results.

•	We may not achieve some or all of the expected benefits of the separation, and failure to realize such benefits in a timely manner may materially adversely affect our business.

•	In connection with our separation from ParentCo, Arconic has agreed to indemnify us for certain liabilities and we have agreed to indemnify Arconic for certain liabilities. If we are required to pay under these indemnities to Arconic, our financial results could be negatively impacted. The Arconic indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Arconic will be allocated responsibility, and Arconic may not be able to satisfy its indemnification obligations in the future.

•	If the distribution, together with certain related transactions, does not continue to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Arconic, Alcoa Corporation and Arconic stockholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify Arconic for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	The transfer to us of certain contracts, permits and other assets may still require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

Risks Related to Our Common Stock

•	Our stock price may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

•	The selling stockholder owns 12,958,767 shares of our common stock. We have registered on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings may cause our stock price to decline.

•	We cannot guarantee the timing, amount or payment of dividends, if any, on our common stock.

The Separation and Distribution

On September 28, 2015, ParentCo announced its intent to separate its Alcoa Corporation Business from its Arconic Business. Alcoa Corporation was formed to hold ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia. Following the separation, Alcoa Corporation holds the assets and liabilities of ParentCo relating to those businesses and the direct and indirect subsidiary entities that operated the Alcoa Corporation Business, subject to certain exceptions. After the separation, Arconic holds ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, including those assets and liabilities of ParentCo and its direct and indirect subsidiary entities that operated the Arconic Business, subject to certain exceptions.

On September 29, 2016, the ParentCo Board of Directors approved the distribution of 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock on the basis of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution.

On November 1, 2016, the separation was completed and became effective at 12:01 a.m. Eastern Standard Time. To effect the separation, ParentCo undertook a series of transactions to separate the net assets and certain legal entities of ParentCo, resulting in a cash payment of approximately $1.1 billion to ParentCo by Alcoa Corporation with the net proceeds of a previous debt offering described below under “Financing Transactions.” In conjunction with the separation, 146,159,428 shares of Alcoa Corporation common stock were distributed to ParentCo stockholders (the “Distribution”). Additionally, Arconic retained 36,311,767 shares of Alcoa Corporation common stock representing its 19.9% retained interest. “Regular-way” trading of Alcoa Corporation’s common stock began with the opening of the NYSE on November 1, 2016 under the ticker symbol “AA.” Alcoa Corporation’s common stock has a par value of $0.01 per share.

Following the Distribution, Alcoa stockholders owned 80.1% of the outstanding shares of common stock of Alcoa Corporation. On February 14, 2017, Arconic sold 23,353,000 shares of Alcoa Corporation common stock. Arconic (the selling stockholder named herein) intends to dispose of the remaining Alcoa Corporation common stock that it retained after the Distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, within the 18-month period following the Distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the Distribution. We have registered on a registration statement on Form S-1, of which this prospectus forms a part, the shares retained by Arconic under the terms of a stockholder and registration rights agreement between us and the selling stockholder.

Financing Transactions

On September 16, 2016, Alcoa Corporation and Alcoa Nederland Holding B.V. (“Alcoa Nederland”), a wholly-owned subsidiary of Alcoa Corporation, entered into a revolving credit agreement with a syndicate of lenders and issuers named therein (as amended from time to time, the “Revolving Credit Agreement”). The Revolving Credit Agreement provides a $1,500 million senior secured revolving credit facility (the “Revolving Credit Facility”), the proceeds of which may be used for transaction costs related to the separation and distribution, to provide working capital, and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries. Subject to the terms and conditions of the Revolving Credit Agreement, Alcoa Nederland may from time to time request the issuance of letters of credit up to $750 million under the Revolving Credit Facility, subject to a sublimit of $400 million for any letters of credit issued for the account of Alcoa Corporation or any of its domestic subsidiaries.

There were no amounts outstanding at December 31, 2016 and no amounts were borrowed during the 2016 fourth quarter under the Revolving Credit Facility.

Also in September 2016, Alcoa Nederland completed a debt offering for $750 million of 6.75% Senior Notes due 2024 (the “2024 Notes”) and $500 million of 7.00% Senior Notes due 2026 (“2026 Notes” and, collectively with the 2024 Notes, the “Notes”) under Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Alcoa Nederland received $1,228 million in net proceeds from the debt offering reflecting a discount to the initial purchasers of the Notes. The net proceeds were used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the separation and distribution, and any remaining net proceeds were or will be used for general corporate purposes. The discount to the initial purchasers was deferred and is being amortized to interest expense over the respective terms of the Notes. Interest on the Notes will be paid semi-annually in March and September, commencing March 2017.

The Notes are senior unsecured obligations of Alcoa Nederland and do not entitle the holders to any registration rights pursuant to a registration rights agreement. The Notes are guaranteed on a senior unsecured basis by Alcoa Corporation and its subsidiaries that are guarantors under the Revolving Credit Agreement (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their Notes guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

For additional information regarding the Revolving Credit Agreement and the Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” in our Form 10-K, which is incorporated by reference in this prospectus.

Alcoa Corporation’s Post-Separation Relationship with Arconic

Alcoa Corporation entered into a separation and distribution agreement with ParentCo (the “separation agreement”). In connection with the separation, we also entered into various other agreements to effect the separation and provide a framework for our relationship with Arconic after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to North American packaging business. These agreements provide for the allocation between Alcoa Corporation and Arconic of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from ParentCo and govern certain relationships between us and Arconic after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions, and Director Independence” in this prospectus and in our Form 10-K, which is incorporated by reference in this prospectus. For additional information regarding the internal reorganization, see the section entitled, “Business—Formation of Alcoa Corporation” in our Form 10-K, which is incorporated by reference in this prospectus.

Corporate Information

Alcoa Corporation was incorporated in Delaware for the purpose of holding ParentCo’s Alcoa Corporation Business in connection with the separation and distribution described herein. Prior to the transfer of these businesses to us by ParentCo, which occurred prior to the Distribution, Alcoa Corporation had no operations. The address of our principal executive offices is 390 Park Avenue, New York, New York 10022-4608. Our telephone number is (212) 518-5400. We maintain an Internet site at www.alcoa.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Recent Developments

Yadkin

In 2016, Alcoa Corporation’s wholly-owned subsidiary, Alcoa Power Generating Inc. (“APGI”) owned and operated a 215-megawatt Yadkin Hydroelectric Project (“Yadkin”), consisting of four hydroelectric power developments (reservoirs, dams and powerhouses), known as High Rock, Tuckertown, Narrows and Falls, situated along a 38-mile stretch of the Yadkin River through the central part of North Carolina. In July 2016, APGI reached an agreement to sell Yadkin to Cube Hydro Carolinas, LLC. The transaction closed in February 2017. Alcoa Corporation received $241 million in net proceeds, of which $238 million was remitted to Arconic (an additional $5 million is expected to be received from the buyer and remitted to Arconic at a later date as a post-closing adjustment) in accordance with the separation agreement.

Segments

On March 2, 2017, Alcoa Corporation announced that it is consolidating certain of its business units to reduce complexity. The aluminum smelting, casting, and rolling businesses, along with the majority of the energy business, will be combined into a new Aluminum business unit. This new business unit will be managed as a single operating segment. As a result, beginning with the first quarter of 2017, the Company’s operating and reportable segments will both be Bauxite, Alumina, and Aluminum.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL DATA

The following summary financial data reflects the consolidated operations of Alcoa Corporation. We derived the summary consolidated income statement data for the years ended December 31, 2016, 2015 and 2014, and summary consolidated balance sheet data as of December 31, 2016 and 2015, as set forth below, from our audited Consolidated Financial Statements, which are included in the “Financial Statements and Supplementary Data” section of our Form 10-K, which is incorporated by reference in this prospectus. The historical results do not necessarily indicate the results expected for any future period.

The summary unaudited pro forma consolidated financial data for the year ended December 31, 2016 has been prepared to reflect the separation, including the incurrence by a subsidiary of Alcoa Corporation of indebtedness of approximately $1,250 million. The outstanding indebtedness of Alcoa Corporation and its consolidated subsidiaries totaled $1,445 million as of December 31, 2016. The Unaudited Pro Forma Statement of Consolidated Operations Data presented for the year ended December 31, 2016 assumes the separation occurred on January 1, 2016. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The Unaudited Pro Forma Consolidated Condensed Financial Statements are not necessarily indicative of our results of operations or financial condition had the Distribution and its anticipated post-separation capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as a standalone, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Consolidated Condensed Financial Statements” and “Selected Historical Consolidated Financial Data of Alcoa Corporation” included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and accompanying notes included in our Form 10-K, which is incorporated by reference in this prospectus.

	As of and for the year ended December 31,
	Pro forma 2016	2016	2015	2014
(dollars in millions, except realized prices; shipments in thousands of metric tons (kmt))
Sales	$9,318	$9,318	$11,199	$13,147
Amounts attributable to Alcoa Corporation:
Net loss	$(187)	$(400)	$(863)	$(256)

Shipments of alumina (kmt)	9,071	9,071	10,755	10,652
Shipments of aluminum (kmt)	3,147	3,147	3,227	3,518

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,862	$1,862	$2,092	$2,396

Total assets	N/A	$16,741	$16,413	$18,680
Total debt	N/A	$1,445	$225	$342

THE OFFERING

Common stock offered by the selling stockholder	Up to 12,958,767 shares of our common stock.

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale.

Principal Stockholder	Arconic beneficially owns approximately 7.0% of our outstanding shares of our common stock. For further information regarding our relationship with Arconic, see “Certain Relationships and Related Transactions, and Director Independence—Agreements with Arconic” in our Form 10-K, which is incorporated by reference in this prospectus.

Plan of Distribution	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Risk Factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page 14 of this prospectus and beginning on page 28 in our Form 10-K.

Listing	Our common stock is listed on the NYSE under the symbol “AA.”

Unless we indicate otherwise, all information in this prospectus is based on 184,221,208 shares of our common stock outstanding as of March 16, 2017 and excludes 17,249,987 shares of our common stock reserved for issuance pursuant to our equity-based compensation plans.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus and described under the caption “Risk Factors” included in Part I, Item 1A of our Form 10-K, incorporated by reference in this prospectus, in evaluating Alcoa Corporation and its common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock. The below list of factors are not exhaustive or necessarily in order of importance.

Risks Related to Our Business

The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

The aluminum industry generally is highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and aluminum end-use markets. The demand for aluminum is sensitive to, and quickly impacted by, demand for the finished goods manufactured by our customers in industries that are cyclical, such as the commercial construction and transportation, automotive, and aerospace industries, which may change as a result of changes in the global economy, currency exchange rates, energy prices or other factors beyond our control. The demand for aluminum is highly correlated to economic growth. For example, the European sovereign debt crisis that began in late 2009 had an adverse effect on European demand for aluminum and aluminum products. The Chinese market is a significant source of global demand for, and supply of, commodities, including aluminum. A sustained slowdown in China’s economic growth and aluminum demand, or a significant slowdown in other markets, that is not offset by decreases in supply of aluminum or increased aluminum demand in emerging economies, such as India, Brazil, and several South East Asian countries, could have an adverse effect on the global supply and demand for aluminum and aluminum prices.

While we believe the long-term prospects for aluminum and aluminum products are positive, we are unable to predict the future course of industry variables or the strength of the global economy and the effects of government intervention. Negative economic conditions, such as a major economic downturn, a prolonged recovery period, a downturn in the commodity sector, or disruptions in the financial markets, could have a material adverse effect on our business, financial condition or results of operations.

While the aluminum market is often the leading cause of changes in the alumina and bauxite markets, those markets also have industry-specific risks including, but not limited to, global freight markets, energy markets, and regional supply-demand imbalances. The aluminum industry specific risks can have a material effect on profitability for the alumina and bauxite markets.

We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

The overall price of primary aluminum consists of several components: (i) the underlying base metal component, which is typically based on quoted prices from the LME; (ii) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and (iii) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy. Each of the above three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum (including expectations for growth and contraction and the level of global inventories), and trading activity of financial investors. An imbalance in global supply and demand of aluminum, such as decreasing demand without corresponding supply declines, could have a negative impact on aluminum pricing. Speculative trading in aluminum and the influence of hedge funds and other financial institutions participating in commodity markets have also increased in recent years, contributing to higher levels of price volatility. In 2016, the cash LME price of aluminum reached a high of $1,777 per metric ton and a low of $1,453 per metric ton. High LME inventories, or the release of substantial inventories into the market, could lead to a reduction in the price of aluminum. Declines in the LME price have had a negative impact on our results of operations. Additionally, our results could be adversely affected by decreases in regional premiums that participants in the physical metal market pay for immediate delivery of aluminum. Regional premiums tend to vary based on the supply of and demand for metal in a particular region and associated transportation costs. LME warehousing rules and surpluses have caused regional premiums to decrease, which would have a negative impact on our results of operations. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region. Periods of industry overcapacity may also result in a weak aluminum pricing environment. A sustained weak LME aluminum pricing environment, deterioration in LME aluminum prices, or a decrease in regional premiums or product premiums could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

Most of our alumina contracts contain two pricing components: (1) the API price basis and (2) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location and market conditions. Because the API component can exhibit significant volatility due to market exposure, revenue associated with our alumina operations are exposed to market pricing. Our bauxite-related contracts are typically one to two-year contracts with very little, if any, market exposure; however, we intend to enter into long-term bauxite contracts and therefore, our revenue associated with our bauxite operations may become further exposed to market pricing.

Changes to LME warehousing rules could cause aluminum prices to decrease.

Since 2013, the LME has been engaged in a program aimed at reforming the rules under which registered warehouses in its global network operate. The initial rule changes took effect on February 1, 2015. Additional changes occurred throughout 2015 and 2016, culminating in an increased minimum daily load-out rate and caps on warehouse charges. These rule changes, and any subsequent changes the exchange chooses to make, could impact the supply/demand balance in the primary aluminum physical market and may impact regional delivery premiums and LME aluminum prices. Decreases in regional delivery premiums and/or decreases in LME aluminum prices could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

We are continuing to execute a strategy of creating a lower cost, competitive integrated aluminum production business by optimizing our portfolio. We are creating a competitive standalone business by taking decisive actions to lower the cost base of our upstream operations, including closing, selling or curtailing high-cost global smelting capacity, optimizing alumina refining capacity, and pursuing the sale of our interest in certain other operations.

We have made, and may continue to plan and execute, acquisitions and divestitures and take other actions to grow or streamline our portfolio. There is no assurance that anticipated benefits of our strategic actions will be realized. With respect to portfolio optimization actions such as divestitures, curtailments and closures, we may face barriers to exit from unprofitable businesses or operations, including high exit costs or objections from various stakeholders. In addition, we may incur unforeseen liabilities for divested entities if a buyer fails to honor all commitments. Our business operations are capital intensive, and curtailment or closure of operations or facilities may include significant charges, including employee separation costs, asset impairment charges and other measures. There can be no assurance that divestitures or closures will be undertaken or completed in their entirety as planned at the anticipated cost, or that such actions will be beneficial to the Company.

Market-driven balancing of global aluminum supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminum and alumina, we have curtailed or closed portions of our aluminum and alumina production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials. The existence of non-market forces on global aluminum industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. For example, Chinese excess capacity and increased exports from China of heavily subsidized aluminum products could materially disrupt world aluminum markets causing pricing deterioration. If industry overcapacity exists due to the disruption by such non-market forces on the market-driven balancing of the global supply and demand of aluminum, a resulting weak pricing environment and margin compression may adversely affect the operating results of the Company.

Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from internal sources or from long-term contracts, certain conditions could negatively affect our results of operations, including the following:

•	significant increases in electricity costs rendering smelter operations uneconomic;

•	significant increases in fuel oil or natural gas prices;

•	unavailability of electrical power or other energy sources due to droughts, hurricanes or other natural causes;

•	unavailability of energy due to local or regional energy shortages resulting in insufficient supplies to serve consumers;

•	interruptions in energy supply or unplanned outages due to equipment failure or other causes;

•	curtailment of one or more refineries or smelters due to the inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms or due to the unavailability of energy at competitive rates; or

•	curtailment of one or more smelters due to discontinuation of power supply interruptibility rights granted to us under an interruptibility regime in place under the laws of the country in which the smelter is located, or due to a determination that such arrangements do not comply with applicable laws, thus rendering the smelter operations that had been relying on such country’s interruptibility regime uneconomic.

If events such as those listed above were to occur, the resulting high energy costs or the disruption of an energy source or the requirement to repay all or a portion of the benefit we received under a power supply interruptibility regime could have a material adverse effect on our business and results of operations.

Our global operations expose us to risks that could adversely affect our business, financial condition, operating results or cash flows.

We have operations or activities in numerous countries and regions outside the United States, including Australia, Brazil, Canada, Europe, Guinea, and the Kingdom of Saudi Arabia. The Company’s global operations are subject to a number of risks, including:

•	economic and commercial instability risks, including those caused by sovereign and private debt default, corruption, and changes in local government laws, regulations and policies, such as those related to tariffs and trade barriers, taxation, exchange controls, employment regulations and repatriation of earnings;

•	geopolitical risks, such as political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, changes to import or export regulations and fees, renegotiation or nullification of existing agreements, mining leases and permits;

•	war or terrorist activities;

•	major public health issues, such as an outbreak of a pandemic or epidemic (such as Sudden Acute Respiratory Syndrome, Avian Influenza, H7N9 virus, the Ebola virus or the Zika virus), which could cause disruptions in our operations or workforce;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•	unexpected events, including fires or explosions at facilities, and natural disasters.

While the impact of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, operating results or cash flows. Existing insurance arrangements may not provide protection for the costs that may arise from such events.

Our global operations expose us to various legal and regulatory systems, and changes in conditions beyond our control in foreign countries.

In addition to the business risks inherent in operating outside the United States, legal and regulatory systems may be less developed and predictable and the possibility of various types of adverse governmental action more pronounced. Unexpected or uncontrollable events or circumstances in any of these foreign markets, including actions by foreign governments such as changes in fiscal regimes, termination of our agreements with such foreign governments or increased government regulation could materially and adversely affect our business, financial condition, results of operations or cash flows.

Substantial changes to fiscal, tax and trade policies and legislation could affect our business, financial condition, and results of operations.

Executive and legislative actions, including changes in fiscal, tax and trade policies, may adversely affect our business. At this time it is unclear what the new U.S. administration and Congress may do with respect to these policies, regulations, and legislation. The new U.S. administration has called for substantial changes to U.S. trade policy and has raised the possibility of imposing significant increases in U.S. import tariffs. Changes in international trade agreements, regulations, restrictions, and tariffs may increase our operating costs and make it more difficult for us to compete in the U.S. and overseas markets, and our business, financial condition and results of operations could be adversely impacted.

We face significant competition, which may have an adverse effect on profitability.

We compete with a variety of both U.S. and non-U.S. aluminum industry competitors. Our metals also compete with other materials, such as steel, titanium, plastics, composites, ceramics, and glass, among others. Technological advancements or other developments by or affecting Alcoa Corporation’s competitors or customers could affect our results of operations. In addition, our competitive position depends, in part, on its ability to leverage its innovation expertise across its businesses and key end markets and having access to an economical power supply to sustain its operations in various countries. See “Business—Competition” in our Form 10-K, which is incorporated by reference in this prospectus.

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital intensive, and we devote a significant amount of capital to certain industries. If there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

Our business and growth prospects may be negatively impacted by limits in our capital expenditures.

We require substantial capital to invest in growth opportunities and to maintain and prolong the life and capacity of our existing facilities. Insufficient cash generation or capital project overruns may negatively impact our ability to fund as planned our sustaining and return-seeking capital projects. We may also need to address commercial and political issues in relation to reductions in capital expenditures in certain of the jurisdictions in which we operate. If our interest in our joint ventures is diluted or we lose key concessions, our growth could be constrained. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we expect to seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate access to these markets to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected continued strong financial position. To the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

The major credit rating agencies evaluate our creditworthiness and give us specified credit ratings. These ratings are based on a number of factors, including our financial strength and financial policies as well as our strategies, operations and execution. These credit ratings are limited in scope, and do not address all material risks related to investment in us, but rather reflect only the view of each rating agency at the time the rating is issued. Nonetheless, the credit ratings we receive impact our borrowing costs as well as our access to sources of capital on terms that will be advantageous to our business. Failure to obtain sufficiently high credit ratings could adversely affect the interest rate in future financings, our liquidity or our competitive position and could also restrict our access to capital markets. In addition, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating, our borrowing costs would increase, and our funding sources could decrease. As a result of these factors, a downgrade of our credit ratings could have a materially adverse impact on our future operations and financial position.

Our indebtedness restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

On September 16, 2016, Alcoa Corporation and Alcoa Nederland, a wholly-owned subsidiary of Alcoa Corporation, entered into the Revolving Credit Agreement. The terms of the Revolving Credit Agreement and the indenture governing our Notes include a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	make investments, loans, advances, guarantees and acquisitions;

•	dispose of assets;

•	incur or guarantee additional debt and issue certain disqualified equity interests and preferred stock;

•	make certain restricted payments, including a limit on dividends on equity securities or payments to redeem, repurchase or retire equity securities or other indebtedness;

•	engage in transactions with affiliates;

•	materially alter the business we conduct;

•	enter into certain restrictive agreements;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Alcoa Corporation’s, Alcoa Nederland’s or a subsidiary guarantor’s assets; and

•	take any actions that would reduce our ownership of AWAC entities below an agreed level.

In addition, the Revolving Credit Agreement requires us to comply with financial covenants. The Revolving Credit Agreement requires that we maintain a leverage ratio no greater than 2.25 to 1.00 and an interest expense coverage ratio no less than 5.00 to 1.00, in each case, for any period of four consecutive fiscal quarters of Alcoa Corporation.

For more information on the restrictive covenants in the Revolving Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” in our Form 10-K, which is incorporated by reference in this prospectus.

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. The breach of any of these covenants or restrictions could result in a default under the Revolving Credit Agreement or the indenture governing our Notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, including the Revolving Credit Agreement and the indenture governing our Notes, we may not be able to incur additional indebtedness under the Revolving Credit Agreement and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holders of such indebtedness could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument also could result in an event of default under one or more of our other debt instruments.

We may not realize expected benefits from our productivity and cost-reduction initiatives.

We have undertaken, and may continue to undertake, productivity and cost-reduction initiatives to improve performance and conserve cash, including procurement strategies for raw materials, labor productivity, improving operating performance, deployment of Company-wide business process models, such as our degrees of implementation process in which ideas are executed in a disciplined manner to generate savings, and overhead cost reductions. There is no assurance that these initiatives will be successful or beneficial to us or that estimated cost savings from such activities will be realized.

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences that could have a material adverse effect on our financial condition and results of operations.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at the Company. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches.

We believe that we face a heightened threat of cyber attacks due to the industries we serve and the locations of our operations. We have experienced cybersecurity attacks in the past, including breaches of our information technology systems in which information was taken, and may experience them in the future, potentially with more frequency or sophistication. Based on information known to date, past attacks have not had a material impact on our financial condition or results of operations. However, due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While the Company continually works to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have a material adverse effect on our financial condition and results of operations. In addition, such attacks or breaches could require significant management attention and resources, and result in the diminution of the value of our investment in research and development.

Our profitability could be adversely affected by increases in the cost of raw materials, by significant lag effects of decreases in commodity or LME-linked costs or by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts.

Our results of operations are affected by changes in the cost of raw materials, including energy, carbon products, caustic soda and other key inputs, as well as freight costs associated with transportation of raw materials to refining and smelting locations. We may not be able to fully offset the effects of higher raw material costs or energy costs through price increases, productivity improvements or cost reduction programs. Similarly, our operating results are affected by significant lag effects of declines in key costs of production that are commodity or LME-linked. For example, declines in the costs of alumina and power during a particular period may not be adequate to offset sharp declines in metal price in that period. We could also be adversely affected by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts. Increases in the cost of raw materials or decreases in input costs that are disproportionate to concurrent sharper decreases in the price of aluminum, or shifts in global inventory of aluminum that result in changes to market prices, could have a material adverse effect on our operating results.

Joint ventures and other strategic alliances may not be successful.

We participate in joint ventures and have formed strategic alliances and may enter into other similar arrangements in the future. For example, AWAC is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited. AWAC consists of a number of affiliated entities, which own, operate or have an interest in, bauxite mines and alumina refineries, as well as an aluminum smelter, in seven countries. In addition, Alcoa Corporation is party to a joint venture with Ma’aden, the Saudi Arabian Mining Company, to develop a fully integrated aluminum complex (including a bauxite mine, alumina refinery, aluminum smelter and rolling mill) in the Kingdom of Saudi Arabia. Although the Company has, in connection with these and our other existing joint ventures and strategic alliances, sought to protect our interests, joint ventures and strategic alliances inherently involve special risks. Whether or not the Company holds majority interests or maintains operational control in such arrangements, our partners may:

•	have economic or business interests or goals that are inconsistent with or opposed to those of the Company;

•	exercise veto rights so as to block actions that we believe to be in our or the joint venture’s or strategic alliance’s best interests;

•	take action contrary to our policies or objectives with respect to our investments; or

•	as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, strategic alliance or other agreements, such as contributing capital to expansion or maintenance projects.

There can be no assurance that our joint ventures or strategic alliances will be beneficial to us, whether due to the above-described risks, unfavorable global economic conditions, increases in construction costs, currency fluctuations, political risks, or other factors.

We could be adversely affected by changes in the business or financial condition of a significant customer or joint venture partner.

A significant downturn or deterioration in the business or financial condition of a key customer or joint venture partner could affect our results of operations in a particular period. Our customers may experience delays in the launch of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products or other difficulties in their businesses. If we are not successful in replacing business lost from such customers, profitability may be adversely affected. Our joint venture partners could be rendered unable to contribute their share of operating or capital costs, having an adverse impact on our business.

Customer concentration and supplier capacity in the Rolled Products segment could adversely impact margins.

Our Rolled Products segment primarily serves the North American aluminum food and beverage can and bottle markets. Four aluminum can and bottle manufacturers comprise over 90% of the aluminum beverage can and bottle market; Rolled Products competes with both domestic and foreign sheet rolling mills to supply these manufacturers. In this segment, customers tend to sign multiple year supply contracts for the vast majority of their requirements. Our customer mix reflects industry concentrations and norms; loss of existing customers or renegotiated pricing on new contracts could adversely affect both operating levels and profitability.

An adverse decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Our results of operations may be negatively affected by the amount of expense we record for our pension and other post-retirement benefit plans, reductions in the fair value of plan assets and other factors. We calculate income or expense for our plans using actuarial valuations in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions used by the Company to estimate pension or other postretirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. In addition, the Company is required to make an annual measurement of plan assets and liabilities, which may result in a significant charge to stockholders’ equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Pension and Other Postretirement Benefits” and Note N to the Consolidated Financial Statements under the caption “Pension and Other Postretirement Benefits” in our Form 10-K, which is incorporated by reference in this prospectus. Although GAAP expense and pension funding contributions are impacted by different regulations and requirements, the key economic factors that affect GAAP expense would also likely affect the amount of cash or securities we would contribute to the pension plans.

Potential pension contributions include both mandatory amounts required under federal law and discretionary contributions to improve the plans’ funded status. The Moving Ahead for Progress in the 21st Century Act (“MAP-21”), enacted in 2012, provided temporary relief for employers like the Company who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974 by allowing the use of a 25-year average discount rate within an upper and lower range for purposes of determining minimum funding obligations. In 2014, the Highway and Transportation Funding Act (“HATFA”) was signed into law. HATFA extended the relief provided by MAP-21 and modified the interest rates that had been set by MAP-21. In 2015, the Bipartisan Budget Act of 2015 (“BBA 2015”) was enacted, which extends the relief period provided by HAFTA. We believe that the relief provided by BBA 2015 will moderately reduce the cash flow sensitivity of the Company’s U.S. pension plans’ funded status to potential declines in discount rates over the next several years. However, higher than expected pension contributions due to a decline in the plans’ funded status as a result of declines in the discount rate or lower-than-expected investment returns on plan assets could have a material negative effect on our cash flows. Adverse capital market conditions could result in reductions in the fair value of plan assets and increase our liabilities related to such plans, adversely affecting our liquidity and results of operations.

We are exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation, and other economic factors in the countries in which we operate.

Economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, competitive factors in the countries in which we operate, and continued volatility or deterioration in the global economic and financial environment could affect our revenues, expenses and results of operations. Changes in the valuation of the U.S. dollar against other currencies, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro and Norwegian kroner, may affect our profitability as some important inputs are purchased in other currencies, while our products are generally sold in U.S. dollars. In addition, although a strong U.S. dollar generally has a positive impact on our near-term profitability, over a longer term, a strong U.S. dollar may have an unfavorable impact on our position on the global aluminum cost curve due to the company’s U.S. smelting portfolio. As the U.S. dollar strengthens, the cost curve shifts down for smelters outside the United States but costs for our U.S. smelting portfolio may not decline.

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers’ businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by the conditions in the global economy generally and in global capital markets. There has been extreme volatility in the capital markets and in the end markets and geographic regions in which we or our customers operate, which has negatively affected our revenues. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our products based on economic conditions, consumer demand, raw material and energy costs, and government actions. Many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers’ business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

Unanticipated changes in our tax provisions or exposure to additional tax liabilities could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Changes in applicable domestic or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect the company’s tax expense and profitability. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions. The assumptions include assessments of future earnings of the company that could impact the valuation of our deferred tax assets. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the company, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of our tax exposures. Corporate tax reform and tax law changes continue to be analyzed in the United States and in many other jurisdictions. Significant changes to the U.S. corporate tax system in particular could have a substantial impact, positive or negative, on our effective tax rate, cash tax expenditures and deferred tax assets and liabilities.

We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Our results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to the Company. We may become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. We are also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. We could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. In addition, if we violate the terms of our agreements with governmental authorities, we may face additional monetary sanctions and such other remedies as a court deems appropriate.

While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist, and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead the Company to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that the company cannot predict with certainty could have a material adverse effect on our results of operations or cash flows in a particular period. See “Item 3, Legal Proceedings” and Note R under the caption “Contingencies and Commitments—Contingencies—Litigation” to the Consolidated Financial Statements included in our Form 10-K, which is incorporated by reference in this prospectus.

We are subject to a broad range of health, safety and environmental laws and regulations in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

Our operations worldwide are subject to numerous complex and increasingly stringent health, safety and environmental laws and regulations. The costs of complying with such laws and regulations, including participation in assessments and cleanups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Environmental matters for which we may be liable may arise in the future at our present sites, where no problem is currently known, at previously owned sites, at sites previously operated by the Company, at sites owned by our predecessors or at sites that we may acquire in the future. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. Our results of operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to certain sites. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

Climate change, climate change legislation or regulations and greenhouse effects may adversely impact our operations and markets.

Energy is a significant input in a number of our operations. There is growing recognition that consumption of energy derived from fossil fuels is a contributor to global warming. A number of governments or governmental bodies in areas of the world where we operate have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. We will likely see changes in the margins of greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly through customers or our supply chain. Inconsistency of regulations may also change the attractiveness of the locations of some of the Company’s assets. Assessments of the potential impact of future climate change legislation, regulation and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate. We may realize increased capital expenditures resulting from required compliance with revised or new legislation or regulations, costs to purchase or profits from sales of, allowances or credits under a “cap and trade” system, increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers and changes to profit or loss arising from increased or decreased demand for goods produced by the Company and, indirectly, from changes in costs of goods sold.

The potential physical impacts of climate change on the Company’s operations are highly uncertain, and will be particular to the geographic circumstances. These may include changes in rainfall patterns, shortages of water or other natural resources, changing sea levels, changing storm patterns and intensities, and changing temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages as well as for natural resource damages and the investigation and clean-up of soil, surface water, groundwater, and other media under laws such as the federal Comprehensive Environmental Response, Compensation and Liabilities Act (CERCLA, commonly known as Superfund). Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Loss of key personnel may adversely affect our business.

Our success greatly depends on the performance of our executive management team. The loss of the services of any member of our executive management team or other key persons could have a material adverse effect on our business, results of operations and financial condition.

Union disputes and other employee relations issues could adversely affect our financial results.

A significant portion of our employees are represented by labor unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. See “Business—Employees” in our Form 10-K, which is incorporated by reference in this prospectus. We may not be able to satisfactorily renegotiate collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. We may also be subject to general country strikes or work stoppages unrelated to our business or collective bargaining agreements. Any such work stoppages (or potential work stoppages) could have a material adverse effect on our financial results.

Risks Related to the Separation

We have only operated as an independent company since November 1, 2016, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company during the time periods represented and may not be a reliable indicator of our future results.

The historical information about Alcoa Corporation in this prospectus refers to Alcoa Corporation’s businesses as operated by and integrated with ParentCo prior to November 1, 2016. Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of ParentCo. Accordingly, the historical and pro forma financial information and fourth quarter and fiscal year financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of ParentCo. Following the completion of the separation, our results of operations and cash flows are likely to be more volatile and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	Prior to the separation, our business was operated by ParentCo as part of its broader corporate organization, rather than as an independent company. ParentCo or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical financial results reflect allocations of corporate expenses from ParentCo for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•	Historically, we shared economies of scope and scale in costs, employees, vendor relationships and customer relationships with the other businesses of ParentCo. While we have sought to separate these arrangements with minimal impact on Alcoa Corporation, there is no guarantee these arrangements will continue to capture these benefits in the future.

•	Prior to the separation, as a part of ParentCo, we took advantage of ParentCo’s overall size and scope to procure more advantageous distribution arrangements, including shipping costs and arrangements. As now a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation.

•	The cost of capital for our business may be higher than ParentCo’s cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from ParentCo. For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated financial statements and the Unaudited Pro Forma Consolidated Condensed Financial Statements of our business, see “Unaudited Pro Forma Consolidated Condensed Financial Statements” and “Selected Financial Data of Alcoa Corporation” included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included in our Form 10-K, which is incorporated by reference in this prospectus.

We may not achieve some or all of the expected benefits of the separation, and failure to realize such benefits in a timely manner may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation was expected to provide various benefits, including enabling each company to more effectively pursue its own distinct operating priorities and strategies, to focus on its core business, and to pursue distinct and targeted opportunities for long-term growth and profitability, including capital structures and capital allocation strategies. We may not achieve these and other anticipated benefits for a variety of reasons, including that we may be more susceptible to market fluctuations, including fluctuations in commodities prices than if we were still a part of ParentCo because our business is less diversified than ParentCo’s business prior to the separation. We may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to the separation, and the separation required and may continue to require Alcoa Corporation to pay costs that could be substantial and material to our financial resources. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and cash flows.

The costs incurred with respect to the separation may not yield the expected benefits, which could disrupt or adversely affect our business.

The process of completing the separation was time-consuming and involved significant costs and expenses. For example, for the first ten months of 2016, ParentCo recorded nonrecurring separation costs of $152 million, of which $68 million was allocated to the Company, which costs were primarily related to third-party consulting, contractor fees and other incremental costs directly associated with the separation process. The separation costs may not yield a discernible benefit if the expected benefits of the separation are not realized. Executing the separation also required significant amounts of management’s time and effort, which diverted management’s attention from operating and growing our business. Other challenges associated with effectively executing and implementing the separation include attracting, retaining and motivating employees; addressing disruptions to our supply chain, manufacturing and other operations resulting from separating ParentCo into two large but independent companies; separating ParentCo’s information systems; and establishing a new brand identity in the marketplace. We have incurred, as a result of the separation, both one-time and ongoing costs and expenses. These increased costs and expenses arose and may continue to arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), tax administration, and legal and human resources related functions), and it is possible that these costs will be material to our business.

Challenges in the commercial and credit environment may adversely affect our future access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain and maintain investment grade credit ratings.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are and will be subject as a standalone publicly traded company.

Our financial results previously were included within the consolidated results of ParentCo, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a standalone, publicly traded company, we are directly subject to reporting and other obligations under the Exchange Act, and will be subject to the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments, beginning with our Annual Report on Form 10-K for the year ended December 31, 2017. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, adequate internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Arconic may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, Alcoa Corporation and Arconic entered into the separation agreement and also entered into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. The separation agreement, the tax matters agreement and the employee matters agreement, together with the documents and agreements by which the internal reorganization was effected, determined the allocation of assets and liabilities between the companies following the separation for those respective areas and included any necessary indemnifications related to liabilities and obligations. The separation agreement also provided that Alcoa Corporation will pay over to Arconic the proceeds in respect of the sale of Alcoa Corporation’s Yadkin hydroelectric project. The transition services agreement provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. Alcoa Corporation will rely on Arconic to satisfy its performance and payment obligations under these agreements. If Arconic is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that ParentCo provided to us. However, we may not be successful in implementing these systems and services, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from ParentCo’s systems to ours.

In connection with our separation from ParentCo, Arconic has agreed to indemnify us for certain liabilities and we have agreed to indemnify Arconic for certain liabilities. If we are required to pay under these indemnities to Arconic, our financial results could be negatively impacted. The Arconic indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Arconic will be allocated responsibility, and Arconic may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with ParentCo, Arconic has agreed to indemnify us for certain liabilities, and we have agreed to indemnify Arconic for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Transactions, and Director Independence” in our Form 10-K, which is incorporated by reference in this prospectus. Indemnities that we may be required to provide Arconic are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Arconic has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from Arconic may not be sufficient to protect us against the full amount of such liabilities, and Arconic may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Arconic any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

We may be held liable to Arconic if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.

Alcoa Corporation and Arconic entered into a transition services agreement in connection with the separation pursuant to which Alcoa Corporation and Arconic provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, specialized technical and training services and access to certain industrial equipment, information technology services, regulatory services, continued industrial site remediation and closure services on discrete projects, project management services for certain equipment installation and decommissioning projects, general administrative services and other support services. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by Arconic, subject to certain limits. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to Arconic, which could adversely affect our business.

We may not be able to engage in desirable capital-raising or strategic transactions following the separation.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Alcoa Corporation’s indemnity obligation described above, the tax matters agreement restricts Alcoa Corporation, for the two-year period following the distribution, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of Alcoa Corporation stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing shares of Alcoa Corporation stock other than in certain open-market transactions, (iv) ceasing to actively conduct certain of its businesses or (v) taking or failing to take any other action that prevents the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions or other transactions that may maximize the value of our business. For more information, see “Certain Relationships and Related Transactions, and Director Independence—Certain Relationships and Related Party Transactions—Tax Matters Agreement” in our Form 10-K, which is incorporated by reference in this prospectus.

The terms we will receive in our agreements with Arconic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we entered into with Arconic in connection with the separation, including the separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business were prepared in the context of the separation while Alcoa Corporation was still a wholly owned subsidiary of ParentCo. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent Board of Directors or a management team that was independent of ParentCo. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Transactions, and Director Independence” in our Form 10-K, which is incorporated by reference in this prospectus.

If the distribution, together with certain related transactions, does not continue to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Arconic, Alcoa Corporation, and Arconic stockholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify Arconic for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It was a condition to the distribution that (i) the private letter ruling from the Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax matters relating to the separation and the distribution received by ParentCo remain valid and be satisfactory to the ParentCo Board of Directors and (ii) ParentCo receive an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). The IRS private letter ruling and the opinion of counsel were based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of ParentCo and Alcoa Corporation, including those relating to the past and future conduct of Arconic and Alcoa Corporation. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Arconic or Alcoa Corporation breaches any of its representations or covenants contained in any of the separation–related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel, the IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion of counsel was based are false or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, Arconic, Alcoa Corporation and Arconic stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, Arconic would recognize taxable gain as if it had sold the Alcoa Corporation common stock in a taxable sale for its fair market value and Arconic stockholders who receive Alcoa Corporation shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Under the tax matters agreement that Arconic entered into with Alcoa Corporation, we may be required to indemnify Arconic against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of the equity securities or assets of Alcoa Corporation, whether by merger or otherwise (and regardless of whether Alcoa Corporation participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Alcoa Corporation or (iii) any of Alcoa Corporation’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Transactions, and Director Independence—Certain Relationships and Related Party Transactions—Tax Matters Agreement” in our Form 10-K, which is incorporated by reference in this prospectus. In addition, Arconic, Alcoa Corporation, and their respective subsidiaries may incur certain tax costs in connection with the separation, including non-U.S. tax costs resulting from separation transactions in non-U.S. jurisdictions, which may be material.

Certain contingent liabilities allocated to Alcoa Corporation following the separation may mature, resulting in material adverse impacts to our business.

There are several significant areas where the liabilities of ParentCo may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the ParentCo consolidated U.S. federal income tax return group during a taxable period or portion of a taxable period ending on or before the effective date of the distribution is severally liable for the entire U.S. federal income tax liability of the ParentCo consolidated U.S. federal income tax return group for that taxable period. Consequently, if Arconic is unable to pay the consolidated U.S. federal income tax liability for a pre-separation period, we could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to us under the tax matters agreement. For a discussion of the tax matters agreement, see “Certain Relationships and Related Transactions, and Director Independence—Certain Relationships and Related Party Transactions—Tax Matters Agreement” in our Form 10-K, which is incorporated by reference in this prospectus. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

The transfer to us of certain contracts, permits and other assets and rights may still require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The separation agreement provided that certain contracts, permits and other assets and rights are to be transferred from Arconic or its subsidiaries to Alcoa Corporation or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may still require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Arconic are joint beneficiaries of contracts, and we and Arconic may need the consents of third parties in order to split or bifurcate the existing contracts or the relevant portion of the existing contracts to us or Arconic. Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us. The termination or modification of these contracts or permits or the failure to timely complete the transfer or bifurcation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	actual or anticipated fluctuations in commodities prices;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

The selling stockholder owns 12,958,767 shares of our common stock. We have registered on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our common stock to decline. Upon completion of the offering, we will continue to have an aggregate of approximately 184 million shares of our common stock issued and outstanding. Shares will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Following the distribution, Arconic, the selling stockholder, retained approximately 19.9% of outstanding shares of our common stock, and as of March 16, 2017, it owns approximately 7.0% of outstanding shares of our common stock. Pursuant to the IRS private letter ruling, Arconic is required to dispose of such shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the Distribution. See “Certain Relationships and Related Transactions, and Director Independence—Certain Relationships and Related Party Transactions—Stockholder and Registration Rights Agreement” in our Form 10-K, which is incorporated by reference in this prospectus. We have registered on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. Any disposition by Arconic, or any significant stockholder, of our common stock in the public market in one or more offerings, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Anti-takeover provisions could enable our management to resist a takeover attempt by a third party and limit the power of our stockholders, which could decrease the trading price of our common stock.

Alcoa Corporation’s amended and restated certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Alcoa Corporation’s Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent unless such written consent is unanimous;

•	the ability of our remaining directors to fill vacancies on our Board of Directors;

•	limitations on stockholders’ ability to call a special stockholder meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

•	the right of our Board of Directors to issue preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Alcoa Corporation immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of Alcoa Corporation and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. These provisions of our certificate of incorporation and bylaws, and Delaware law, that have the effect of delaying or deterring a change in control of the Company could limit the opportunity for our stockholders to receive a premium for their shares and could affect the price that some investors are willing to pay for Alcoa Corporation stock.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. Under the tax matters agreement, Alcoa Corporation is required to indemnify Arconic for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.

Our amended and restated certificate of incorporation designates the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against Alcoa Corporation and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, a state court located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if a Delaware state court dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Alcoa Corporation or our directors or officers, which may discourage such lawsuits against Alcoa Corporation and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Your percentage of ownership in Alcoa Corporation may be diluted in the future.

In the future, your percentage ownership in Alcoa Corporation may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees have stock-based awards that correspond to shares of our common stock as a result of conversion of their ParentCo stock-based awards. Our compensation committee has granted stock-based awards to our employees, and we anticipate that the committee will grant additional stock-based awards to our employees in the future. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

We cannot guarantee the existence, timing, amount or payment of dividends on our common stock.

The existence, timing, declaration, amount and payment of future dividends to our stockholders falls within the discretion of our Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. For more information, see “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in our Form 10-K, which is incorporated by reference in this prospectus. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials Alcoa Corporation has filed with the SEC contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa Corporation’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the expected benefits of the separation; forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for our products; targeted financial results or operating performance; and statements about Alcoa Corporation’s strategies, outlook, and business and financial prospects. These statements reflect beliefs and assumptions that are based on Alcoa Corporation’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Actual results, performance, or outcomes may differ materially from those expressed in or implied by those forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	whether the operational, strategic and other benefits of the separation can be achieved;

•	whether the costs and expenses of the separation can be controlled within expectations;

•	material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in LME-based prices, and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in index-based and spot prices for alumina;

•	deterioration in global economic and financial market conditions generally;

•	unfavorable changes in the markets served by Alcoa Corporation;

•	the impact on costs and results of changes in foreign currency exchange rates, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro, and Norwegian kroner;

•	increases in energy costs or the unavailability or interruption of energy supplies;

•	increases in the costs of other raw materials;

•	Alcoa Corporation’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives;

•	Alcoa Corporation’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of assets, closures or curtailments of facilities, newly constructed, expanded, or acquired facilities, or international joint ventures, including our joint venture with Alumina Limited and our joint venture in Saudi Arabia;

•	risks relating to operating globally, including geopolitical, economic, and regulatory risks and unexpected events beyond Alcoa Corporation’s control, such as unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, major public health issues, and terrorism;

•	the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation;

•	adverse changes in discount rates or investment returns on pension assets;

•	the impact of cyber attacks and potential information technology or data security breaches;

•	unexpected events, unplanned outages, supply disruptions or failure of equipment or processes to meet specifications;

•	the loss of customers, suppliers and other business relationships as a result of competitive developments, or other factors;

•	the potential failure to retain key employees of Alcoa Corporation;

•	compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our existing and any future debt; and

•	the impact on our stock price of the disposal of our shares of common stock retained by the selling stockholder in one or more offerings.

The above list of factors is not exhaustive or necessarily in order of importance. Additional information concerning factors that could cause actual results to differ materially from those in forward-looking statements include those discussed under “Risk Factors” in this prospectus, in our Form 10-K incorporated by reference in this prospectus and in our other publicly filed documents referred to in “Where You Can Find More Information.” Alcoa Corporation disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale.

MARKET PRICE OF SHARES

Shares of our common stock are listed on the NYSE and trade under the symbol “AA” in “regular-way” trading, which began on November 1, 2016 immediately following the separation. The Company’s high and low trading stock prices for the reporting periods since that time are shown below.

	High	Low
Fiscal year ended December 31, 2016
4th Quarter (beginning November 1, 2016)	$32.35	$21.78
Fiscal year ended December 31, 2017
1st Quarter (up to March 17, 2017)	$39.78	$28.17

As of March 16, 2017, there were approximately 11,492 holders of record of shares of our common stock. Because many of Alcoa Corporation’s shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders.

DIVIDEND POLICY

Alcoa Corporation did not pay dividends in 2016. Dividends on Alcoa Corporation common stock are subject to authorization by our Board of Directors. The existence, timing, payment and amount of dividends, if any, depends upon matters deemed relevant by our Board of Directors, such as our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate. Our senior secured revolving credit facility and our indenture restricts our ability to pay dividends in certain circumstances. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” in our Form 10-K, which is incorporated by reference in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALCOA CORPORATION

The following table presents the selected historical consolidated financial data for Alcoa Corporation. We derived the selected statement of consolidated operations data for the years ended December 31, 2016, 2015, and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, as set forth below, from our audited Consolidated Financial Statements, which are included in the “Financial Statements and Supplementary Data” section of our Form 10-K, which is incorporated by reference in this prospectus. We derived the selected statement of consolidated operations data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013, and 2012 from Alcoa Corporation’s unaudited underlying financial records, which were derived from the financial records of ParentCo and are not included in this prospectus.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected historical consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included in our Form 10-K.

	As of and for the year ended December 31,
	2016	2015	2014	2013(1)	2012
(dollars in millions, except per-share amounts and realized prices; shipments in thousands of metric tons (kmt))
Sales	$9,318	$11,199	$13,147	$12,573	$13,060
Restructuring and other charges	318	983	863	712	105
Net loss	(346)	(739)	(347)	(2,870)	(250)
Net loss attributable to Alcoa Corporation	(400)	(863)	(256)	(2,909)	(219)

Earnings per share attributable to Alcoa Corporation common shareholders(2):
Basic	$(2.19)	$(4.73)	$(1.40)	$(15.94)	$(1.20)
Diluted	(2.19)	(4.73)	(1.40)	(15.94)	(1.20)

Shipments of alumina (kmt)	9,071	10,755	10,652	9,966	9,295
Shipments of aluminum products (kmt)	3,147	3,227	3,518	3,742	3,933

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,862	$2,092	$2,396	$2,280	$2,353

Cash dividends declared per common share(3)	—	*	*	*	*
Total assets	$16,741	$16,413	$18,680	$21,126	$24,777
Total debt	1,445	225	342	420	507
Cash provided from operations	(311)	875	842	452	**
Capital expenditures	(404)	(391)	(444)	(567)	**

(1)	In 2013, Alcoa Corporation recognized an impairment of goodwill in the amount of $1,731 ($1,719 after noncontrolling interest) related to the annual impairment review of its former Primary Metals reporting unit (comprised of Aluminum, Cast Products, and the majority of Energy).
(2)	For all periods presented prior to 2016, earnings per share was calculated based on the 182,471,195 shares of Alcoa Corporation common stock distributed on November 1, 2016 in conjunction with the completion of the separation and is considered pro forma in nature.
(3)	Dividends on common stock are subject to authorization by Alcoa Corporation’s Board of Directors. Alcoa Corporation did not declare any dividends from November 1, 2016 through December 31, 2016.
*	Prior to November 1, 2016, Alcoa Corporation was not a standalone publicly-traded company with issued and outstanding common stock.
**	This information is not available and it is impracticable to obtain.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The Unaudited Pro Forma Statement of Consolidated Operations presented below has been derived from Alcoa Corporation’s historical consolidated financial statements incorporated by reference in this prospectus. While the historical consolidated financial statements reflect the past financial results of the Alcoa Corporation Business, this pro forma statement gives effect to the separation of that business into a standalone, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the effect of our post-separation capital structure;

•	the distribution of 80.1% of our issued and outstanding common stock by ParentCo in connection with the separation; and

•	the impact of, and transactions contemplated by, the separation agreement, including the transition services agreement and tax matters agreement, between us and ParentCo and the provisions contained therein.

The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Statement of Consolidated Operations has been derived from our historical consolidated financial statements incorporated by reference in this prospectus and includes certain adjustments to give effect to events that are (i) directly attributable to the distribution and related transaction agreements, (ii) factually supportable, and (iii) expected to have a continuing impact on Alcoa Corporation. Any change in costs or expenses associated with operating as a standalone company would constitute projected amounts based on estimates and, therefore, are not factually supportable; as such, the Unaudited Pro Forma Statement of Consolidated Operations has not been adjusted for any such estimated changes.

The Unaudited Pro Forma Statement of Consolidated Operations for the fiscal year ended December 31, 2016 has been prepared as though the separation occurred on January 1, 2016 and does not reflect what our results of operations would have been had the separation occurred on the dates indicated and is not necessarily indicative of our future results of operations.

The Unaudited Pro Forma Statement of Consolidated Operations should be read in conjunction with our historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K, which is incorporated by reference in this prospectus. The Unaudited Pro Forma Statement of Consolidated Operations constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this prospectus.

Alcoa Corporation and subsidiaries

Unaudited Pro Forma Statement of Consolidated Operations

(in millions, except per share data)

For the year ended December 31, 2016	As Reported	Pro Forma Adjustments		Pro Forma
Total sales	$9,318			$9,318

Cost of goods sold (exclusive of expenses below)	7,898	(17)	(a)	7,881
Selling, general administrative, and other expenses	359	(68)	(b)	291
Research and development expenses	33			33
Provision for depreciation, depletion, and amortization	718			718
Restructuring and other charges	318			318
Interest expense	243	(128)	(c)	115
Other income, net	(89)			(89)

Total costs and expenses	9,480			9,267

(Loss) Income before income taxes	(162)			51
Provision for income taxes	184	—	(d)	184

Net loss	(346)			(133)
Less: Net income attributable to noncontrolling interest	54			54

Net loss attributable to Alcoa Corporation	$(400)			$(187)

Earnings per share:
Basic	$(2.19)			$(1.02)
Diluted	$(2.19)			$(1.02)

Weighted-average shares outstanding:
Basic	182.5			182.5
Diluted	182.5			182.5

Alcoa Corporation and subsidiaries

Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements

(dollars in millions)

(a)	Reflects the favorable pro forma adjustment of $17 for the year ended December 31, 2016, relating to the defined benefit pension and other postretirement employee benefit (“OPEB”) plans that were either legally separated and created as new plans to be assumed by Alcoa Corporation or were not required to be separated as they were fully assumed by Alcoa Corporation effective August 1, 2016 (see below), had the separation occurred on January 1, 2016. For the year ended December 31, 2016, the pro forma adjustment is reflective of only the first seven months of the period as the net liabilities of these benefit plans, and the related expense, were reflected as direct plans in the historical consolidated financial statements beginning on August 1, 2016.

On a carve-out basis, the ParentCo plans were accounted for on a multi-employer basis, with related expenses allocated to Alcoa Corporation based primarily on: a) pensionable compensation with respect to active participants; and b) Alcoa Corporation’s revenues as a percentage of ParentCo’s total segment revenues with respect to ParentCo’s general corporate participants and closed or sold operations. These historical allocated expenses are higher than the expense that would have been recognized had the new pension and OPEB plans been recorded as direct plans of Alcoa Corporation as of January 1, 2016. The new plans have a low ratio of active participants as compared to retired participants for Alcoa Corporation. As such, the amortization period for unrecognized gains and losses was based on the average remaining life expectancy of plan participants (ParentCo shared plans used average remaining service period of active employees).

The calculation of the pro forma adjustment is as follows:

Year ended December 31, 2016
Expense for Shared Plans in historical financial statements	$71
Estimated expense for new separated plans	54

Pro forma adjustment	$(17)

Effective August 1, 2016, certain benefit plans were either legally separated into standalone plans for Alcoa Corporation and ParentCo or were fully assumed by Alcoa Corporation. As a result, the net benefit plan liabilities transferred to Alcoa Corporation in connection with the separation were included in the historical consolidated balance sheet of Alcoa Corporation (see Note N to the audited Consolidated Financial Statements incorporated by reference in this prospectus). A full valuation allowance was recorded against the deferred tax asset associated with the net benefit plan liabilities.

(b)	Reflects the removal of costs related to the separation that were incurred during the historical periods that will not continue to be incurred post-separation. These costs were primarily for legal, tax, accounting, and other professional fees.

(c)	Reflects a net adjustment to interest expense resulting from the incurrence by a subsidiary of Alcoa Corporation of third-party indebtedness (see below) as part of the capital structure ultimately established at the time of separation and the removal of certain historical interest expense. The interest rate of the incremental $1,250 third-party indebtedness is fixed at 6.75% for $750 and 7.00% for $500, resulting in incremental expense of $69 (includes amortization of deferred financing costs) for the year ended December 31, 2016. The incremental interest expense from the issuance of additional third-party indebtedness is offset by the elimination of $197 in interest expense for the year ended December 31, 2016, which represents an allocation of the cost of ParentCo’s debt included in the historical consolidated financial statements that is not an obligation of Alcoa Corporation post-separation.

In September 2016, a subsidiary of Alcoa Corporation incurred $1,250 in third-party indebtedness (of which $750 has an eight-year term and $500 has a ten-year term) as part of the capital structure that was ultimately established at the time of separation. As a result, this indebtedness was included in the historical consolidated balance sheet of Alcoa Corporation (see Note K to the audited Consolidated Financial Statements incorporated by reference in this prospectus). Additionally, Alcoa Corporation has access to a senior secured $1,500 revolving credit facility (5-year term), which was undrawn at the time of separation. Total deferred financing costs associated with these instruments are $42, which are being amortized to interest expense over the terms of the respective instruments.

(d)	There was no income tax impact related to the pro forma adjustments described in notes (a), (b), and (c) above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of shares of our common stock by Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” means:

•	a nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates, or

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia, or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion deals only with shares of our common stock held as capital assets by Non-U.S. Holders who purchased shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of shares of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including (but not limited to) persons that hold more than 5% of shares of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the Code. This discussion does not address the applicability of the alternative minimum tax or the Medicare tax on net investment income, or any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of shares of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

As discussed in “Dividend Policy,” the existence and payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Alcoa Corporation Board. When we make a distribution of cash or property with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your adjusted tax basis in the shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Shares.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or such other payer an applicable, valid IRS Form W-8 or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) and are includible in your gross income. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the shares of our common stock.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Taxable Disposition of Shares

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above), or

•	we are or have been a United States real property holding corporation for U.S. federal income tax purposes and you held, directly or indirectly, at any time during the five year period ending on the date of the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of shares of our common stock.

We believe that we have not been within the past five years, are not, and we do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of shares of our common stock will generally be subject to 30% U.S. withholding tax on (i) dividends on our common stock and (ii) beginning after December 31, 2018, gross proceeds from the sale or other disposition of our common stock, if the Non-U.S. Holder is not FATCA compliant, or holds its shares of common stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a Non-US. Holder must provide us or an applicable financial institution certain documentation (usually an IRS

Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a foreign financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an “IGA”). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations. Prospective investors should consult their own tax advisers about how FATCA may apply to their investment in the shares of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Non-U.S. taxpayers may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information as of March 16, 2017 regarding the beneficial ownership of shares of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by each person or group known by us to be a beneficial owner of more than 5% of shares of our common stock (including the selling stockholder).

The shares held by the selling stockholder reflected in the table below may be sold by the selling stockholder from time to time in one or more offerings described in this prospectus and the applicable prospectus supplement. Because the selling stockholder may offer all or any portion of the shares listed in the table below, no estimate can be given as to the amount of shares covered by this prospectus that will be held by the selling stockholder upon the termination of any offering. For purposes of the table below, we have assumed all of the shares to be registered on this registration statement on Form S-1, of which this prospectus is a part, are sold in one offering. We will update the below table in the applicable prospectus supplement for any offering.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of Alcoa Corporation common stock that Alcoa Corporation believes are beneficially owned by each person who is believed to beneficially own more than 5% of Alcoa Corporation common stock. The table is based in part upon information available as of the dates indicated as to those persons who beneficially own more than 5% of ParentCo common stock as reported to the SEC.

		Prior to the Offering			After the Offering
Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percentage of Class	Amount and Nature of Beneficial Ownership		Percentage of Class
Arconic Inc.
390 Park Avenue New York, NY 10022	Common Stock	12,958,767		7.0%	0		*
The Vanguard Group
100 Vanguard Boulevard Malvern, PA 19355	Common Stock	13,347,654	[1]	7.2%	13,347,654	[1]	7.2%
Elliott Associates, L.P.
40 West 57th Street New York, NY 10019
Elliott International, L.P.
c/o Maples & Calder P.O. Box 309
Ugland House, South Church Street
George Town
Cayman Islands, British West Indies
Elliott International Capital Advisors Inc.
40 West 57th Street New York, NY 10019	Common Stock	10,237,457	[2]	5.6%	10,237,457	[2]	5.6%

*	Indicates that the percentage of beneficial ownership does not exceed 1%, based on 184,221,208 shares of Company common stock outstanding as of March 16, 2017.

1	As of December 31, 2016, as reported in a Schedule 13G dated February 9, 2017. The Vanguard Group, an investment adviser, reported that it had sole power to vote 86,754 shares of our common stock, sole power to dispose of 13,252,035 shares of our common stock, shared power to vote 16,021 of the reported shares, and shared power to dispose of 95,619 shares of our common stock.

2	As of December 31, 2016, as reported in a Schedule 13G amendment dated February 14, 2017. Elliott Associates, L.P. had sole power to vote and dispose of 3,275,985 shares of our common stock, Elliott International, L.P. had shared power to vote and dispose of 6,961,472 shares of our common stock, and Elliott International Capital Advisors Inc. had shared power to vote and dispose of 6,961,472 shares of our common stock.

DESCRIPTION OF ALCOA CORPORATION CAPITAL STOCK

Alcoa Corporation’s certificate of incorporation and bylaws were amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that are contained in our amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or bylaws, and are qualified in their entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock. The certificate of incorporation and bylaws are included as exhibits to Alcoa Corporation’s registration statement on Form S-1, of which this prospectus forms a part. The following also summarizes certain relevant provisions of the DGCL. Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.

General

Alcoa Corporation is authorized to issue 850,000,000 shares, of which:

•	750,000,000 shares are to be designated as common stock, par value $0.01 per share; and

•	100,000,000 shares are to be designated as preferred stock, par value $0.01 per share.

As of March 16, 2017, 184,221,208 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

Common Stock

Dividend Rights

Holders of our common stock are entitled to receive dividends as declared by the Board of Directors if any shall, in the future, be declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until the company has paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of Alcoa Corporation’s outstanding preferred stock (of which none have been issued and outstanding).

Voting Rights

Holders of our common stock are entitled to one vote per share.

Liquidation Rights

Upon any liquidation, dissolution or winding up of Alcoa Corporation, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock.

Preemptive or Other Subscription Rights

Holders of our common stock do not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights

No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors is authorized to issue up to 100,000,000 shares of our preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests.

Limitation on Liability of Directors; Indemnification; Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Alcoa Corporation, or for serving at Alcoa Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect Alcoa Corporation, its directors, officers and certain employees against certain liabilities. Alcoa Corporation has also entered into an indemnity agreement with each of its directors and officers.

The limitation of liability and indemnification provisions that are in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Alcoa Corporation and its stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, Alcoa Corporation pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Alcoa Corporation by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions

Alcoa Corporation is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

Size of Board; Vacancies; Removal

Our amended and restated bylaws provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified.

Our amended and restated bylaws provide that stockholders may remove our directors with or without cause by holders of a majority of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders. Additionally, stockholders owning not less than 25% of our outstanding shares, who have held those shares for at least one year, may call a special stockholder meeting.

Advance Notice for Stockholder Proposals and Nominations

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Proxy Access

In addition to advance notice procedures, our amended and restated bylaws also include provisions permitting, subject to certain terms and conditions, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of our common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Alcoa Corporation by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, a state court located in the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if a Delaware state court dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

Our shares of common stock are listed on the NYSE under the symbol “AA.”

Sale of Unregistered Securities

On March 14, 2016, Alcoa Corporation issued 1,000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, shares of our common stock. We are registering such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including, the NYSE in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(1) under the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement, subject to any restriction on transfer contained in the stockholder and registration rights agreement.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

If the selling stockholder disposes of the shares of our common stock through a debt-for-equity exchange, it is expected that the selling stockholder, the debt exchange party, and, for limited purposes, Alcoa Corporation, will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange party, as a principal for its own account, will exchange debt obligations of the selling stockholder held by the debt exchange party for shares of our common stock held by the selling stockholder. The amount of indebtedness of the selling stockholder held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold.

In offering the shares of our common stock covered by this prospectus and the applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement. Agents and underwriters may be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and commissions that will be paid by the selling stockholder, will be described in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We post on our public website (www.alcoa.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. For further information with respect to Alcoa Corporation and Alcoa Corporation common stock, please refer to the registration statement, including its exhibits and schedules and the information incorporated by reference into the registration statement. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this prospectus is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

You should rely only on the information in this prospectus or incorporated by reference herein or to which this prospectus has referred you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or incorporated by reference herein or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP has passed upon the validity of the common stock on behalf of Alcoa Corporation. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Arconic and its predecessor, ParentCo, and may do so in the future. The underwriters or agents will be represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Alcoa Corporation incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” in this prospectus information that we file with it, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents filed by Alcoa Corporation listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K):

•	Alcoa Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 15, 2017;

•	Information specifically incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2016 from our definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2017; and

•	Alcoa Corporation’s Current Reports on Form 8-K filed with the SEC on January 4, 2017 and March 3, 2017.

By incorporating by reference our Annual Report on Form 10-K and our Current Reports on Form 8-K, we can disclose important information to you by referring you to our Annual Report on Form 10-K and our Current Reports on Form 8-K, which are considered part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the shares of our common stock being registered. The registrant has agreed with the selling stockholder to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the shares being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and Financial Industry Regulatory Authority, Inc. (“FINRA”) fee.

Securities and Exchange Commission registration fee	$132,737
FINRA fee	172,291
Transfer agent and registrar fees	1,000
Legal fees and expenses	275,000
Accounting fees and expenses	150,000
Printing expenses	125,000

Total	$856,028

Item 14.	Indemnification of Directors and Officers.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Alcoa Corporation’s amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Alcoa Corporation, or for serving at Alcoa Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Alcoa Corporation’s amended and restated certificate of incorporation and bylaws also provide that Alcoa Corporation must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Alcoa Corporation has entered into an indemnity agreement with each of its directors and officers. Alcoa Corporation may also carry directors’ and officers’ insurance to protect Alcoa Corporation, its directors, officers and certain employees for some liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since three years before the date of the filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

•	On March 14, 2016, Alcoa Corporation issued 1,000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. Alcoa Corporation did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering; and

•	On September 27, 2016, Alcoa Nederland Holding B.V., a wholly-owned subsidiary of Alcoa Corporation, completed a debt offering for $750 million aggregate principal amount of 6.75% Senior Notes due 2024 and $500 million aggregate principal amount of 7.00% Senior Notes due 2026 under Rule 144A and Regulation S under the Securities Act. Net proceeds to the registrant from the sale of the notes, after deduction of the discount, were $1,228 million. Net proceeds were used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the separation and distribution, and any remaining net proceeds were or will be used for general corporate purposes. Morgan Stanley & Co. LLC acted as representative of the initial purchasers.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules

Financial Statement schedules have been omitted because they are not applicable, not required or the required information is included in the Consolidated Financial Statements or notes thereto, incorporated herein by reference.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on March 20, 2017.

ALCOA CORPORATION

By:	/s/ Roy C. Harvey
Name: Roy C. Harvey
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roy C. Harvey Roy C. Harvey	Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2017

/s/ William F. Oplinger William F. Oplinger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 20, 2017

/s/ Molly S. Beerman Molly S. Beerman	Vice President and Controller (Principal Accounting Officer)	March 20, 2017

* Mary Anne Citrino	Director	March 20, 2017

* Timothy P. Flynn	Director	March 20, 2017

* Kathryn S. Fuller	Director	March 20, 2017

* James A. Hughes	Director	March 20, 2017

* Michael G. Morris	Chairman of the Board	March 20, 2017

* James E. Nevels	Director	March 20, 2017

* James W. Owens	Director	March 20, 2017

Signature	Title	Date

* Carol L. Roberts	Director	March 20, 2017

* Suzanne Sitherwood	Director	March 20, 2017

* Steven W. Williams	Director	March 20, 2017

* Ernesto Zedillo	Director	March 20, 2017

/s/ Jeffrey D. Heeter Name: Jeffrey D. Heeter	By: Attorney-in-fact	March 20, 2017

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement**

2.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.2	Transition Services Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.3	Tax Matters Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.4	Employee Matters Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.5	Amendment No. 1 to Employee Matters Agreement, dated as of December 13, 2016, by and between Arconic Inc. and Alcoa Corporation**

2.6	Alcoa Corporation to Arconic Inc. Patent, Know-How, and Trade Secret License Agreement, dated as of October 31, 2016, by and between Alcoa USA Corp. and Arconic Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.7	Arconic Inc. to Alcoa Corporation Patent, Know-How, and Trade Secret License Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa USA Corp. (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.8	Alcoa Corporation to Arconic Inc. Trademark License Agreement, dated as of October 31, 2016, by and between Alcoa USA Corp. and Arconic Inc. (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.9	Toll Processing and Services Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Warrick LLC (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.10	Master Agreement for the Supply of Primary Aluminum, dated as of October 31, 2016, by and between Alcoa Corporation and its affiliates and Arconic Inc. (incorporated by reference to Exhibit 2.9 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.11	Massena Land Lease Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa USA Corp. (incorporated by reference to Exhibit 2.10 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.12	English Translation of Fusina Lease and Operations Agreement by and between Alcoa Servizi S.r.l. and Fusina Rolling S.r.l., dated as of August 4, 2016 (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

3.1	Amended and Restated Certificate of Incorporation of Alcoa Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated November 3, 2016)

3.2	Amended and Restated Bylaws of Alcoa Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated November 3, 2016)

Exhibit No.	Description of Exhibit

4.1	Stockholder and Registration Rights Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

4.2	Indenture, dated September 27, 2016, among Alcoa Nederland Holding B.V., Alcoa Upstream Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 29, 2016)

4.3	Supplemental Indenture, dated as of November 1, 2016, among the entities listed in Annex A thereto, subsidiaries of Alcoa Corporation, Alcoa Corporation, Alcoa Nederland Holding B.V. and The Bank Of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP**

10.1	Revolving Credit Agreement dated as of September 16, 2016, among Alcoa Upstream Corporation, as Holdings, Alcoa Nederland Holding B.V., as the Borrower, a syndicate of lenders and issuers named therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.1 to Alcoa Inc.’s Current Report on Form 8-K dated September 19, 2016)

10.2	Amendment No. 1, dated October 26, 2016, to the Revolving Credit Agreement, dated as of September 16, 2016, among Alcoa Upstream Corporation, Alcoa Nederland Holding B.V., the lenders and issuers from time to time party thereto, and JPMorgan Chase Bank, N.A. as administrative agent for the lenders and issuers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 31, 2016)

10.3	Amended and Restated Charter of the Strategic Council for the AWAC Joint Venture (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.4	Third Amended and Restated Limited Liability Company Agreement of Alcoa World Alumina LLC, dated as of November 1, 2016, by and among Alcoa USA Corp., ASC Alumina, Alumina International Holdings Pty Ltd, Alumina (USA) Inc., Reynolds Metals Company, LLC and Reynolds Metals Exploration, Inc. (incorporated by reference to
Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.5	Side Letter of November 1, 2016, between Alcoa Corporation and Alumina Limited clarifying transfer restrictions (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.6	Enterprise Funding Agreement (Restated), dated November 1, 2016, between Alcoa Corporation, Alumina Limited, Alcoa Australian Holdings Pty Ltd, Alcoa of Australia Limited and Enterprise Funding Partnership (as defined therein) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.7	Alcoa Corporation 2016 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to Alcoa Corporation’s Registration Statement on Form S-8 (Commission file number 333-214420), filed on November 3, 2016)

10.8	Alcoa USA Corp. Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

10.9	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

Exhibit No.	Description of Exhibit

10.10	Form of Indemnification Agreement by and between Alcoa Corporation and individual directors or officers (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 13, 2016)

10.11	Aluminum Project Framework Shareholders’ Agreement, dated December 20, 2009, between Alcoa Inc. and Saudi Arabian Mining Company (Ma’aden) (incorporated by reference to Exhibit 10(i) to Alcoa Inc.’s Annual Report on
Form 10-K (Commission file number 1-3610) for the year ended December 31, 2009, filed on February 18, 2010)

10.12	First Supplemental Agreement, dated March 30, 2010, to the Aluminium Project Framework Shareholders Agreement, dated December 20, 2009, between Saudi Arabian Mining Company (Ma’aden) and Alcoa Inc. (incorporated by reference to Exhibit 10(c) to Alcoa Inc.’s Quarterly Report on Form 10-Q (Commission file number 1-3610) for the quarter ended March 31, 2010, filed on April 22, 2010)

10.13	Kwinana State Agreement of 1961 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.14	Pinjarra State Agreement of 1969 (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.15	Wagerup State Agreement of 1978 (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.16	Alumina Refinery Agreement of 1987 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.17	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C. dated as of December 31, 1994 (incorporated by reference to Exhibit 99.4 to Alcoa Inc.’s Current Report on Form 8-K (Commission file number 1-3610), filed on November 28, 2001)

10.18	Shareholders’ Agreement between Alcoa of Australia Limited, Alcoa Australian Pty Ltd and Alumina Limited, originally dated as of May 10, 1996 (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.19	Side Letter of November 1, 2016, between Alcoa Corporation and Alumina Limited clarifying transfer restrictions (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.20	Enterprise Funding Agreement (Restated), dated November 1, 2016, between Alcoa Corporation, Alumina Limited, Alcoa Australian Holdings Pty Ltd, Alcoa of Australia Limited and Enterprise Funding Partnership (as defined therein) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.21	Amendments to Enterprise Funding Agreement, effective January 25, 2008, between Alcoa Inc., certain of its affiliates and Alumina Limited (incorporated by reference to Exhibit 10(f)(1) to Alcoa Inc.’s Annual Report on Form 10-K (Commission file number 1-3610) for the year ended December 31, 2007, filed on February 15, 2008)

10.22	Plea Agreement dated January 8, 2014, between the United States of America and Alcoa World Alumina LLC (incorporated by reference to Exhibit 10(l) to Alcoa Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 13, 2014)

Exhibit No.	Description of Exhibit

10.23	Alcoa Corporation Change in Control Severance Plan, dated as of December 1, 2016**

10.24	Incentive Compensation Plan of Alcoa Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.25	Alcoa Corporation Internal Revenue Code 162(m) Compliant Annual Cash Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.26	Form of Alcoa Corporation 2016 Deferred Fee Plan for Directors (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 29, 2016)

10.27	Form of Alcoa Corporation Corporate Officer Severance Agreement, effective December 1, 2016**

10.28	Form of Alcoa Corporation Chief Executive Officer and Chief Financial Officer Severance Agreement, effective December 1, 2016**

10.29	Terms and Conditions for Employee Restricted Share Units**

10.30	Terms and Conditions for Employee Stock Option Awards**

10.31	Terms and Conditions for Employee Special Retention Awards**

10.32	Alcoa Corporation Non-Employee Director Compensation Policy, effective November 1, 2016**

10.33	Appendix C to the Alcoa Corporation Deferred Fee Plan for Directors, effective December 1, 2016**

10.34	Terms and Conditions for Deferred Fee Restricted Share Units Director Awards, effective December 1, 2016**

10.35	Terms and Conditions for Restricted Share Units Annual Director Awards, effective December 1, 2016**

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 15, 2017)

23.1	Consent of PricewaterhouseCoopers LLP*

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)**

24.1	Power of Attorney**

*	Filed herewith.
**	Previously filed.